EXHIBIT 19

INSIDER TRADING POLICY

A.      INTRODUCTION AND STATEMENT OF PRINCIPLES

1.

Chemed Corporation and its subsidiaries or affiliates (collectively, the “Company”) are subject to and shall promote compliance with U.S. federal and state securities laws, including insider trading laws, rules and regulations promulgated by the U.S. Securities and Exchange Commission (the “SEC”), and any applicable listing standards of the New York Stock Exchange (the “Exchange”).

2.

In order to comply with federal and state securities laws governing trading in company securities while in the possession of Material Nonpublic Information (“MNPI”) (defined below), and “tipping” or disclosing MNPI to outsiders, and in order to prevent even the appearance of improper insider trading or tipping, the Company has adopted this Insider Trading Policy (the “Policy”). This Policy covers the Company itself and its Insiders (defined below) and applies to any and all trades, including purchases, sales and gifts.

3.

It is each Insider’s individual responsibility to ensure personal compliance with this Policy. Moreover, each Insider should take appropriate steps to ensure that their Family Members and Controlled Entities (both defined below) comply with the Policy as well.

4.

Insiders who are unsure whether the information they possess is material and/or nonpublic, or have questions about someone’s status as an Insider or Designated Insider, must consult the Company’s Chief Legal Officer or designated General Counsel (collectively “General Counsel”) for guidance before making any decision to trade or disclose such information (other than to persons who need to know it for valid and lawful business purposes).

5.

The General Counsel and/or their designees are available for more information or explanation. Any action on the part of the Company, the General Counsel or any  other individual pursuant to this Policy does not constitute legal advice or insulate an individual from liability under applicable securities laws.

B.        PROCEDURES AND GUIDELINES GOVERNING INSIDER  TRADING AND TIPPING

I – KEY DEFINITIONS

1.

Controlled Entities. “Controlled Entities” include any entities influenced or controlled by Insiders or Family Members, including corporations, partnerships, trusts, and any entity established as, or part of, an investment club. For purposes of this Policy, trades made by Controlled Entities of Insiders are treated as if they were made for the account of such Insiders.

2.

Designated Insiders.  Designated Insiders include Section 16 Individuals and certain other designated employees, who, because of their position within the Company may have access to MNPI and been notified and advised of their status (each term defined herein, and collectively such individuals, the “Designated Insiders”),

3.

Family Members. “Family Members” include a spouse and children, children away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, and in-laws, in each case, who reside with an Insider, as well as any family members who do not live in the household of an Insider but whose trades in securities are directed by an Insider or are subject to their influence or control (such as parents or children who consult with an Insider prior to making a trade in securities), and any other person who lives with or is supported by an Insider, including any domestic employees. For purposes of this Policy, trades made by Family Members of Insiders are treated as if they were made for the account of such Insiders. This Policy does not, however, apply to personal securities transactions of Family Members where the trade decision is made by a third party not controlled by, influenced by or related to the Insider or its Family Members.

4.

Insiders.  Insiders include the Company’s directors, officers, employees, and specially designated outsiders such as consultants, contractors and temporary employees who have access to the Company’s MNPI, and their Family Members and Controlled Entities.

5.	Material Information. Information is generally considered to be “material” if it would be expected to affect the investment 1 or voting decisions of the reasonable shareholder or investor, or if the disclosure of the information would be expected to significantly alter the total mix of the information in the marketplace about a company. In simple terms, Material Information is any type of information, whether positive or negative, that could reasonably be expected to affect the price of a security. While it is not possible to identify in advance all information that may be deemed “material,” the following types of information might be considered Material Information depending on its content:

a.	Financial performance, especially quarterly and year-end earnings, and significant changes in financial performance or liquidity;
b.	Company projections and strategic plans, including changes in previously announced earnings guidance;
c.	Pending or proposed mergers and acquisitions, sales of company assets or joint ventures;
d.	The establishment of a repurchase program for company securities;
e.	A change in auditors or notification that the auditor’s reports may no longer be relied upon;
f.	Significant pricing or cost structure changes;
g.	Stock splits, public or private securities/debt offerings, or changes in dividend policies or amounts;
h.	Significant changes in senior management;
i.	Significant labor disputes or negotiations;
j.	Pending or threatened major litigation, investigation or dispute, a material occurrence in such litigation, investigation or dispute, or the resolution of such litigation, investigation or dispute;
k.	A significant cybersecurity incident, whether at its facilities or through its information technology infrastructure; or
l.	The imposition of Special Blackout Periods (defined below).
6.	MNPI. MNPI, or Material Nonpublic Information, is Material Information (defined above) that is also Nonpublic Information (defined below).
7.

Nonpublic Information. Information is considered “nonpublic” if it has not been widely released (such as by a broadcast on widely-available radio or television program, or by a filing with the SEC), and investors have not had a chance to absorb the information. It is incorrect to assume that MNPI loses its “nonpublic” status as soon as it is disseminated. Information will be considered public, i.e., no longer “nonpublic,” on the second full trading day following the widespread public release of the information. Depending on the particular circumstances, the General Counsel may determine that a longer or shorter period should apply to the release of specific MNPI. Note that Nonpublic Information may include:

a.	Information known to or produced by a select group of analysts or brokers, institutional investors, industry experts or trade or commercial partners;
b.	Undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; or
c.

Information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two (2) full trading days).

8.

Pre-Clearance Group.  The Pre-Clearance Group includes Section 16 Individuals (defined below) and certain other Designated Insiders identified by the Company. The members of the Pre-Clearance Group have been separately notified and advised of their status as such. A list of the members of the Pre-Clearance Group is kept on file with the General Counsel.

9.

Section 16 Individuals. The term “Section 16 Individuals” covers directors and officers of the Company who are subject to the reporting provisions and trading restrictions of Section 16 of the Securities and Exchange Act of 1934, as amended

(the “Exchange Act”), and the underlying rules and regulations promulgated by the SEC. These Section 16 Individuals have been separately notified and advised of their Section 16 status. A list of the Section 16 Individuals is kept on file with the General Counsel.

II  – GENERAL GUIDELINES

1.

Generally, no Insider may trade, directly or indirectly, in Company securities while possessing MNPI concerning the Company. Similarly, no Insider may trade in the securities of another public company if the Insider becomes aware of MNPI about that other public company through the course of the Insider’s employment or involvement with the Company.

2.

The Company may not, directly or indirectly, trade Company securities while in possession of MNPI related to the Company, unless such trading activity otherwise complies with all applicable federal and state securities laws or qualifies for the affirmative defense provided by Rule 10b5-1 of the Exchange Act (“Rule 10b5-1”).

3.

Designated Insiders may not trade in Company securities during any Blackout Periods, including Special Blackout Periods designated by the General Counsel. The restrictions on trading in this paragraph shall not apply to trades made under a trading plan which is adopted pursuant to Rule 10b5-1 following the approval of such plan in writing by the General Counsel (a “Rule 10b5-1 Trading Plan”).

4.

No Insider may tip or disclose MNPI concerning the Company to any outside person (including Family Members, Controlled Entities, analysts, individual investors and members of the investment community and news media), unless required as part of that Insider’s regular duties for the Company and authorized by the General Counsel. This prohibition applies even if the Insider does not intend to realize a profit from such tip or disclosure. In any instance in which such information is disclosed to outsiders, the Company will take such steps as necessary to preserve the confidentiality of the information, if appropriate, including requiring the outsider to agree in writing to comply with the terms of these guidelines and/or to sign a confidentiality agreement or otherwise agree to keep the information confidential.  The Company will also take such steps as necessary to comply with all applicable rules and regulations, including the SEC’s Regulation FD.  All Insiders are expected to cooperate with the Company to ensure such compliance.

5.

No Insider may give trading advice of any kind about the Company or the Company’s securities, or otherwise cause any other person to trade in Company securities,  while possessing MNPI about the Company, except that Insiders should advise others not to trade if doing so might violate the law or these guidelines. The Company discourages all Insiders from giving trading advice concerning the Company to others even when the Insiders do not possess MNPI about the Company.

6.

No Insider may (a) trade in the securities of another public company while in possession of MNPI concerning that public company, or (b) tip, or otherwise cause any other person to trade in another public company’s securities, or disclose MNPI concerning that public company while in possession of MNPI about that other public company.

7.

Insiders are prohibited from making any gifts of Company securities while in possession of MNPI or during a Blackout Period, if applicable, unless the donee agrees in writing that they will not engage in any other transactions in Company securities until the donor has expressly advised the donee that the donor is no longer in possession of MNPI.  Designated Insiders shall notify the General Counsel in writing of any gift of Company securities at least two (2) business days in advance of the proposed gift.

8.

Each Section 16 Individual will be expected to certify compliance with this Policy in the Company’s annual Director and Officer Questionnaire and otherwise from time to time upon request by the General Counsel, the Board of Directors or a committee of the Board of Directors.

9.	Insiders shall, within sixty (60) days, unwind or otherwise terminate any transaction existing as of the time such Insider became subject to this Policy that would otherwise violate this Policy.

III – PROHIBITION ON CERTAIN TRADING ACTIVITIES

1.

Short-Term Trades.  Designated Insiders may not engage in any purchase and sale or sale and purchase of Company securities within six months where such subsequent transaction results in an investment gain to the individual making the transaction.

2.	Short Sales. Insiders may not trade in any interest or position relating to Company securities they do not own, including a 3

“sale against the box,” i.e., a sale with delayed delivery.
3.

Transactions in Exchange-Traded Options. Insiders may not trade in publicly traded options in Company securities, such as puts, calls or similar options on Company stock, or in any derivative equity securities of the Company on an exchange or in any other organized market.

4.

Hedging Transaction.  Insiders may not engage in hedging or monetization transactions, or similar arrangements designed to hedge or offset any decrease in the market price of Company securities, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds, among others.

5.

Margin Loans and Pledging Securities.  Because margin or foreclosure sales may occur when the Insider is aware of MNPI, no Insider may hold Company securities in a margin account or pledge Company securities as collateral for a loan. Securities held in a margin account or pledged as collateral for a loan may be sold without the Insider’s consent by a broker if the Insider fails to meet a margin call or by the lender in foreclosure if the Insider defaults on the loan. The foregoing restriction on purchasing Company securities on margin does not apply to the “cashless exercise” of stock options (i.e., the exercise of a stock option where the seller sells some of the shares underlying the option to pay the taxes required to be withheld, the exercise price of the options so exercised, and/or broker commissions related to the transactions).  Cashless exercises remain subject to the other provisions of this Policy.

6.

Standing and Limit Orders. Standing or limit orders on Company securities (other than under an approved 10b5-1 Trading Plan) are strongly discouraged. However, if an Insider determines that they must use a standing order or limit order, the order must be limited to brief periods of time when the Insider can be reasonably certain the order will not execute during a blackout period and will not execute at a time when the Insider otherwise possesses MNPI (except that standing orders may be used for longer periods under 10b5-1 Trading Plans that comply with the requirements of Rule 10b5-1) and must otherwise comply with the restrictions and procedures set forth in this Policy.

IV – COMPANY BLACKOUT PERIODS

1.

In order to avoid any appearance that Insiders are trading with an informational advantage relating to the Company’s financial results, the Company has established a Quarterly Blackout Period during which Designated Insiders may not trade in Company Securities. The Quarterly Blackout Period generally commences on such date as shall be agreed by the Chief Executive Officer and General Counsel, provided that such date shall not be any later than the end of a quarterly or annual financial reporting period and generally ends on the conclusion of the second trading day following the Company’s widespread public release of quarterly or year-end earnings. (For example, if there is a public release of quarterly or year-end earnings before the market opens on a Monday then generally the applicable Blackout Period ends and trading may occur when the market opens on Wednesday.  If, however, the public release of the quarterly or year-end earnings occurs after the market opens on Monday, then the Blackout Period does not end and trading may not commence until the market opens on Thursday.)  The General Counsel may determine an earlier start date for any particular Blackout Period or reduce or extend the length of any such Blackout Period in their sole and absolute discretion.

2.

As a reminder, the absence of a Blackout Period does not create a legal right to trade in the Company securities. Accordingly, no Insider may trade in Company securities at any time while in possession of MNPI concerning the Company.

3.

The General Counsel may designate, from time to time, a “Special Blackout Period” independent of the Quarterly Blackout Period during which Insiders that have been identified as being subject to the Special Blackout Period may not trade Company securities or securities of specific other public companies, as deemed appropriate or advisable by the General Counsel. The existence of a Special Blackout Period will be communicated to those subject to it, but will not be announced to the Company generally, should not be communicated to any other person, and may itself be considered under this Policy to be MNPI.

4.

The General Counsel may allow a Insider to trade during a Blackout Period after consideration of all of the relevant facts and circumstances concerning the matter and if it has been demonstrated to the satisfaction of the General Counsel that the person requesting a trade is not in possession of MNPI.  It should be understood and expected that the General Counsel will allow Insiders to trade during a Blackout Period only under rare and extraordinary circumstances, if at all.  Nothing about this provision obliges the General Counsel to allow such a trade or even to be available to consider such a request.

V – PRE-CLEARANCE PROCEDURES FOR PRE-CLEARANCE GROUP

1.

Designated Insiders who are members of the Pre-Clearance Group may not trade in Company securities unless reasonable advance notice is provided to the General Counsel at least one  (1) business day in advance of the proposed trade and the General Counsel or their designee has authorized (“pre-cleared”) such trade. The Designated Insider must identify the amount and nature of the proposed trades and confirm that the Designated Insider is not in possession of MNPI concerning the Company.  Section 16 Individuals shall also confirm that the proposed trades do not violate the trading restrictions of applicable securities laws.

2.

The General Counsel may, in their sole discretion, accept or reject any trading notice submitted for their review. Accordingly, no Designated Insider who is a member of the Pre-Clearance Group may effect any trade in Company securities unless and until authorized by the General Counsel or their designee in writing to so proceed. If approval is denied, then the Designated Insider should refrain from initiating any trade in Company Securities, and should not inform any other individual of the restriction.

3.

An approval of a trade will be valid only for the time specified in the approval and trades not placed within the specified time must be resubmitted through the pre-clearance procedures and approved again before the trade may proceed.

4.	As a reminder, even if a Designated Insider who is a member of the Pre-Clearance Group obtains pre-approval, such individual may not trade in Company securities while in possession of MNPI.

VI – EXCEPTIONS TO THIS POLICY

1.	This Policy does not apply in the following limited circumstances, except as specifically noted:
a.

Employee Benefit Plans and Employee Stock Purchase Plans. The trading prohibitions and restrictions set forth in this Policy do not apply to periodic contributions by the Company or Insiders to employee benefit plans (e.g., employee stock purchase plan (“ESPP”), pension or 401(k) plans) which are used to purchase Company securities pursuant to the employee’s advance instructions. However, no Insider may alter their instructions regarding the purchase or sale of Company securities in such plans while in the possession of MNPI. Additionally, electing to enroll in the ESPP, making any changes in elections under the ESPP and selling any Company stock acquired under the ESPP are subject to trading restrictions under this Policy.

b.

Vesting and Certain Exercises. This Policy does not prohibit the (i) vesting of options, restricted stock, restricted stock units or performance restricted stock units, or the exercise of a withholding right pursuant to which the Company withholds shares of Company securities to satisfy tax withholding requirements or exercise price payments upon the vesting of any such awards, or (ii) the exercise of any stock option through a net exercise method, provided in both cases that any sales or exchanges of Company securities acquired pursuant to the vesting of such award are subject to this Policy and may not be made during a Blackout Period, and provided further that the Company utilizes treasury shares and does not purchase any shares on the market in connection with such exercise;

c.

Estate Planning Transfers.  Designated Insiders may participate in estate planning transfers, but only with prior approval from the General Counsel and provided that the transferor continues to control and directly or indirectly own such transferred Company securities; and

d.

10b5-1 Trading Plans. Insiders may trade in Company securities outside of a trading window if such trade is executed pursuant to a valid 10b5-1 Trading Plan. No 10b5-1 Trading Plan may be entered into, adopted, modified or terminated by an Insider outside of a trading window, or when the Insider is in possession of MNPI.

VII – RULE 10b5-1 TRADING PLANS

1.

Under Rule 10b5-1, an individual may have an affirmative defense against an allegation of insider trading if they demonstrate that the trade in question took place pursuant to a binding contract, specific instruction or written plan that was put into place before they became aware of MNPI. Such contracts, instructions and plans are commonly referred to as Rule 10b5-1 Trading Plans.

2.

Anyone wishing to establish a Rule 10b5-1 Trading Plan must first receive approval from the General Counsel. Any 10b5-1 Trading Plans must be submitted for approval at least five (5) business days prior to the entry into the Rule 10b5-1

Trading Plan.
3.

Once such a plan is properly implemented, individual trades made under the 10b5-1 Trading Plan will not require approval and, subject to the provisions in this Policy, may be made at any time, even outside of a trading window, if the 10b5-1 Trading Plan properly specifies the dates, prices and amounts of contemplated trades or establishes a formula for determining the dates, prices and amounts.

A.	Specific Rule 10b5-1 Trading Plan Requirements
1.

10b5-1 Trading Plans must include a representation certifying that, on the date the 10b5-1 Trading Plan is adopted, the Insider is not in possession of MNPI and that the 10b5-1 Trading Plan is adopted in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, that the Insider will act in good faith with respect with the 10b5-1 Trading Plan, and specify the number of shares or dollar value to be traded, a price and the date of the trade (or a formula for determining those items).

2.

Section 16 Individuals must provide that no purchases or sales shall occur until the expiration of a cooling-off period consisting of the later of: ninety (90) days after the date the 10b5-1 Trading Plan is adopted, or  two (2) business days after the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the 10b5-1 Trading Plan was adopted (but not to exceed 120 days following the adoption). For all other Insiders, no purchases or sales shall occur until the expiration of a cooling-off period that is thirty (30) days after the date the 10b5-1 Trading Plan is adopted.

3.	An Insider may not enter into multiple 10b5-1 Trading Plans providing for trades during overlapping periods except with respect to:
a.	Separate contracts with different broker-dealers or other agents acting collectively on behalf of the Insider that may be treated as a single 10b5-1 Trading Plan;
b.

One later commencing 10b5-1 Trading Plan under which trading is not authorized to begin until after all trades under the earlier commencing 10b5-1 Trading Plan are completed or expire without execution; and

c.	A 10b5-1 Trading Plan providing for an “eligible sell-to-cover transaction” as allowed under Rule 10b5-1.
4.

If a proposed new 10b5-1 Trading Plan is designed to effect an open-market purchase or sale of the total amount of securities subject to that plan in a single transaction (a “Single-Trade Plan”), the proposed new Single-Trade Plan may not be entered into if the Insider wishing to enter into the new Single-Trade Plan has, during the prior twelve (12)  months, previously adopted another Single-Trade Plan. However, the above limitation on multiple Single-Trade Plans in any twelve (12)-month period does not apply if a proposed new Single-Trade Plan is designed solely to execute an “eligible sell-to-cover transaction.”

5.

Any modification to the amount, price or timing of the purchase or sale of the Company securities underlying a 10b5-1 Trading Plan is considered a termination of such 10b5-1 Trading Plan and the adoption of a new 10b5-1 Trading Plan.

VIII –  COMPLIANCE AND POTENTIAL CIVIL, CRIMINAL AND DISCIPLINARY SANCTIONS

A.	Compliance
1.

The Company has designated its General Counsel as the person responsible for administering and enforcing this Policy. The General Counsel may designate one or more individuals who may perform or assist in performing their duties including, but not limited to, a situation where they are unable or unavailable to perform such duties. All determinations and interpretations by the General Counsel shall be final and not subject to further review.

2.

Subject to any additional terms, conditions, or restrictions that may be set forth in an agreement between an Insider and the Company, for a period of time after their status with the Company terminates, all aspects of this Policy (including mandatory pre-clearance of any trades in Company securities by Designated Insiders who are members of the Pre-Clearance Group) shall continue to apply until the later of (a) the end of the first Blackout Period following the Company’s widespread public release of earnings for the fiscal quarter in which the Insider’s status with the Company terminates or (b) the beginning of the second trading day after the earlier of (i) the public disclosure of any MNPI known to the Insider or (ii) such time as, in the judgment of, and subject to the advice of, the General Counsel, any former MNPI known to the Insider is no longer material.

3.

The Company reserves the right to amend or rescind, in whole or part, this Policy at any time and without notice. Neither this Policy, nor its terms, nor its enforcement shall constitute or be construed or relied on as a contract of employment, or as a promise or commitment of benefits or continued employment.

B.	Violations
1.

Civil and Criminal Penalties.  The consequences of prohibited insider trading or tipping can be severe. Persons violating insider trading or tipping rules may be required to disgorge the profit made or the loss avoided by the trading, pay the loss suffered by the person who purchased securities from or sold securities to the Insider, pay civil and criminal penalties, and serve a jail term. The Company and/or the supervisor of the person violating the rules may also be exposed to legal liability and may be required to pay major civil or criminal penalties.

2.

Company Discipline.  Violations of this Policy, federal or state insider trading or tipping laws by any Insider, may subject them to disciplinary action by the Company up to and including termination for cause or removal from their position.

3.

Reporting of Violations.  Any Insider who violates this Policy, any federal or state laws governing insider trading or tipping, or who knows of any such violation by any other Insiders, must report the violation immediately to the General Counsel. Upon learning of any such violation, the General Counsel, in consultation with senior management, will determine the appropriate course of action, including whether the Company should release any MNPI or whether the Company should report the violation to the SEC or any other appropriate governmental authority.

____________________________________________________________________

Please direct all inquiries regarding any of the provisions or procedures of this Policy to the General Counsel.